Via Facsimile and U.S. Mail
Mail Stop 6010

October 3, 2006

Lisa Gopalakrishnan
Executive Vice President and Chief Financial Officer
Abraxis BioScience, Inc.
11777 San Vicente Boulevard
Suite 550
Los Angeles, CA 90049

       Re: Abraxis BioScience, Inc.
            Form 10-K for the year ended December 31, 2005
            Filed on March 10, 2006
            File No. 000-33407

Dear Ms. Gopalakrishnan:

       We have completed our review of your Form 10-K and have no further comments at this time.

                Sincerely,

                Kevin Woody
                Branch Chief